Exhibit 99.1

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

(Unaudited)

	As of December 31,	As of June 30,
	2024	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,057,762	$6,956,434
Accounts receivable from third-party customers, net	3,298,433	2,269,341
Accounts receivable from related party	311,713	582,182
Inventories, net	3,228,661	3,119,827
Due from related party	101,491	97,037
Prepayments and other current assets	3,374,352	3,328,189
Advances to supplier- related party	-	50,908
Total current assets	16,372,412	16,403,918

NON-CURRENT ASSETS
Property, plant and equipment, net	60,593,968	61,303,327
Operating lease right-of-use lease assets	15,679,000	16,325,988
Intangible assets, net	1,744,340	1,780,856
Long-term investments in equity investees	1,507,000	1,513,600
Deferred tax assets	1,972,480	1,873,140
Total non-current assets	81,496,788	82,796,911
TOTAL ASSETS	$97,869,200	$99,200,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$890,500	$894,400
Current portion of long-term bank loans	900,936	759,339
Accounts payable	2,264,565	1,286,981
Accounts payable - related party	12,913	-
Due to related parties	71,994	518,003
Advances from customers	224,676	264,832
Taxes payable	1,029,282	1,007,482
Accrued expenses and other current liabilities	1,504,502	1,452,225
Operating lease liabilities, current	2,279,655	2,352,482
Total current liabilities	9,179,023	8,535,744

NON-CURRENT LIABILITIES
Long-term bank loans	2,845,274	3,315,715
Operating lease liabilities, non-current	11,150,861	10,938,477
Total non-current liabilities	13,996,135	14,254,192
TOTAL LIABILITIES	23,175,158	22,789,936

Commitments and Contingencies (Note 6)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 3,661,658 issued and outstanding as of December 31, 2024 and June 30, 2024	92,403,766	92,004,296
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of December 31, 2024 and June 30, 2024	18,138	18,138
Statutory reserve	291,443	291,443
Accumulated deficit	(7,207,552)	(5,391,709)
Accumulated other comprehensive loss	(10,811,795)	(10,511,317)
Equity attributable to owners of the Company	74,694,000	76,410,851

Non-controlling interest	42	42
Total equity	74,694,042	76,410,893

TOTAL LIABILITIES AND EQUITY	$97,869,200	$99,200,829

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-1

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2024	2023

Revenues–third party customers	$12,085,711	$6,573,379
Revenues – related parties	-	101,308
Total Revenues	12,085,711	6,674,687

Cost of revenues – third party customers	(8,668,552)	(5,280,923)
Cost of revenues – related parties	-	(82,835)
Total Cost of revenues	(8,668,552)	(5,363,758)
Gross Profit	3,417,159	1,310,929

Operating expenses:
Selling expenses	624,410	529,021
General and administrative expenses	4,312,486	3,873,442
Research and development expenses	665,494	485,849
Total operating expenses	5,602,390	4,888,312

Loss from operations	(2,185,231)	(3,577,383)

Other income (expense):
Interest income (expense), net	6,884	(113,690)
Foreign exchange transaction gain	114,443	32,469
Other income, net	41,357	80,891
Rental income from related parties, net	107,737	148,406
Total other income, net	270,421	148,076

Loss before income taxes	(1,914,810)	(3,429,307)
Income taxes benefit	(98,967)	(231,756)
Net loss	(1,815,843)	(3,197,551)
Less: net loss attributable to non-controlling interest	-	(934)
Net loss attributable to Dogness (International) Corporation	(1,815,843)	(3,196,617)

Other comprehensive loss
Foreign currency translation adjustments	(300,478)	1,666,560
Comprehensive loss	(2,116,321)	(1,530,991)
Less: comprehensive loss attributable to non-controlling interest	-	(931)
Comprehensive loss attributable to Dogness (International) Corporation	$(2,116,321)	$(1,530,060)

Loss Per share
Basic	$(0.14)	$(0.30)
Diluted	$(0.14)	$(0.30)

Weighted Average Shares Outstanding
Basic	12,755,658	10,622,663
Diluted	12,755,658	10,622,663

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(Unaudited)

	Common Stock				Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2024	3,661,658	$92,004,296	9,069,000	$18,138	$291,443	$(5,391,709)	$(10,511,317)	$42	$76,410,893
Options granted for services	-	156,970	-	-	-	-	-	-	156,970
Issuance shares for services	-	242,500	-	-	-	-	-	-	242,500
Net loss for the period	-	-	-	-	-	(1,815,843)	-	-	(1,815,843)
Foreign currency translation adjustments	-	-	-	-	-	-	(300,478)	-	(300,478)
Balance at December 31, 2024	3,661,658	$92,403,766	9,069,000	$18,138	$291,443	$(7,207,552)	$(10,811,795)	$42	$74,694,042

	Common Stock				Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Class A	Amount	Class B	Amount	Reserves	Earnings	Loss	Interest	Total
Balance at June 30, 2023	1,552,762	$85,716,578	9,069,000	$18,138	$291,443	$664,004	$(10,345,832)	$974	$76,345,305
Reverse split shares	(196)	(810)	-	-	-	-	-	-	(810)
Exercise of warrants	5,000	15,101	-	-	-	-	-	-	15,101
Options granted for services	-	156,970	-	-	-	-	-	-	156,970
Issuance shares for services	-	242,500	-		-	-	-	-	242,500
Warrants modification	-	239,308	-	-	-			-	239,308
Net loss for the period	-	-	-	-	-	(3,196,617)	-	(934)	(3,197,551)
Foreign currency translation adjustments	-	-	-	-	-	-	1,666,557	3	1,666,560
Balance at December 31, 2023	1,557,566	$86,369,647	9,069,000	$18,138	$291,443	$(2,532,613)	$(8,679,275)	$43	$75,467,383

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

(Unaudited)

	For the Six Months Ended December 31,
	2024	2023

Cash flows from operating activities:
Net loss	$(1,815,843)	$(3,197,551)
Adjustments to reconcile loss income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,395,756	1,414,937
Share-based compensation for services	399,470	399,470
Loss (gain) from disposal of property, plant and equipment	176,347	(9,845)
Change in credit losses	(232,600)	111,105
Deferred tax benefit	(108,490)	(275,121)
Amortization of right-of-use lease assets	585,466	591,705
Warrants modification	-	239,308
Changes in operating assets and liabilities:
Accounts receivable	(824,001)	(682,445)
Accounts receivable-related party	272,429	177,374
Inventories	(121,257)	(359,976)
Prepayments and other current assets	(61,720)	(1,080,158)
Advances to supplier-related party	51,537	126,527
Accounts payables	999,703	425,101
Accounts payables-related party	13,130	-
Accrued expenses and other current liabilities	24,691	16,516
Advance from customers	(39,639)	104,887
Operating lease liabilities	200,827	188,379
Taxes payable	26,242	159,612
Net cash provided by (used in) operating activities	942,048	(1,650,175)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,050,711)	(294,828)
Proceeds from disposition of property, plant and equipment	787	56,000
Net cash used in investing activities	(1,049,924)	(238,828)

Cash flows from financing activities:
Net proceeds from exercise of warrants	-	15,101
Reverse split shares	-	(810)
Proceeds from short-term bank loans	696,500	691,000
Repayment of short-term bank loans	(696,500)	(885,800)
Proceeds from long-term bank loans	-	2,625,800
Repayment of long-term bank loans	(316,297)	(2,793,472)
(Repayment of) proceeds from related-party loans	(456,160)	6,498
Net cash used in financing activities	(772,457)	(341,683)

Effect of exchange rate changes on cash and restricted cash	(18,339)	226,388
Net decrease in cash and cash equivalents	(898,672)	(2,004,298)
Cash and cash equivalents, beginning of period	6,956,434	4,483,308
Cash and cash equivalents, end of period	$6,057,762	$2,479,010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$115,430	$154,884

Non-Cash Investing Activities
Liabilities incurred (settled) for purchase of property and equipment	$34,909	$(40,251)
Prepaid share-based compensation for services	$-	$(223,000)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products, and retractable leashes with products being sold all over the world mainly through distributions by large retailers. Mr. Silong Chen, the Chairman of the Board and Chief Executive Officer (“CEO”) of the Company is the controlling shareholder (the “Controlling Shareholder”) of the Company by virtue of his ownership of 9,069,000 Class B common shares, which carry three votes per share and, in the aggregate have more than half of the voting power of all common shares.

Reorganization

A reorganization of the legal structure was completed on January 9, 2017. The reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of Dogness (Hong Kong) Pet’s Products Co., Limited (“HK Dogness”), Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”), and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by the Controlling Shareholder. On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% equity interests of the entities mentioned above.

Since the Company and its wholly-owned subsidiaries are effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with the financial statements and notes thereto included in the Company’s annual financial statements in form 20-F for the fiscal year ended June 30, 2024 as filed with the SEC on October 17, 2024.

F-5

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s unaudited consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Dogness (International) Corporation (“Dogness” or the “Company”)	July 11, 2016	BVI	Parent, 100%	Holding Company
Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”)	March 10, 2009	Hong Kong	100%	Trading
Jiasheng Enterprise (Hong Kong) Co., Limited (“HK Jiasheng”)	July 12, 2007	Hong Kong	100%	Trading
Dogness Intelligence Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”)	October 26, 2016	Dongguan, China	100%	Holding Company
Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”)	May 15, 2009	Dongguan, China	100%	Development and manufacturing of pet leash products
Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”)	July 9,2009	Zhangzhou, China	100%	Manufacturing of pet leash products
Dogness Overseas Ltd (“Dogness Overseas”)	February 8, 2018	BVI	100%	Holding Company
Dogness Group LLC (“Dogness Group”)	January 23, 2018	Delaware, United States	100%	Pet products trading
Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”)	December 14, 2018	Dongguan, China	51.2%	Developing and expanding pet food market

*	On July 19, 2023, the Board approved the liquidation, dissolution, and termination of Dogness Culture following the signing of a termination agreement among Dogness Culture’s shareholders on May 8, 2023. As of the date of this report, Dogness Culture is in the process of being liquidated. Dogness Culture had completed deregistration with the PRC tax authority; however, deregistration with the PRC business administration department is still pending.

Non-controlling Interests

As of December 31, 2024, non-controlling interests represent 48.8% non-controlling shareholders’ interests in Dogness Culture. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the unaudited consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

F-6

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing the unaudited consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for credit losses amounted to $118,868 and $348,678 as of December 31, 2024 and June 30, 2024.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Prepayments and Other Assets

Prepayments and other assets primarily consist of advances to suppliers for purchasing of raw materials that have not been received, and prepayment to a landlord for lease of a piece of land in order to build a warehouse in the near future, prepaid service fee, security deposits. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

F-7

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, inventories, prepayments and other current assets, accounts payable, advance from customers, taxes payable, accrued expenses and other current liabilities, current portion of lease liabilities, and short-term bank loans approximate their fair values because of the short-term nature of these instruments. The Company’s long-term investments are accounted for using the measurement alternative in accordance with ASC 321, which also approximate their recorded values.

Rental Income

Rental revenues are recognized as earned in accordance with the terms of the respective lease agreement on a straight-line basis. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and other fees are recognized as income when earned. Management reviews the tenant’s payment history and financial condition periodically in determining, in its judgment, whether any accrued rental income and unbilled rent receivable balances applicable to each specific property is collectable.

Revenue Recognition

The Company adopted ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

F-8

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2024 and 2023, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized as in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2024 and June 30, 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2024 and 2023 are disclosed in Note 11 of this unaudited consolidated financial statements.

Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

F-9

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, the years from fiscal 2022 to fiscal 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited consolidated financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assessed.

Since significant amount of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Share-Based Compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

F-10

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of the operations of HK Dogness, HK Jiasheng, Dongguan Dogness, Dongguan Jiasheng, Meijia and Dogness Culture are determined using RMB, the local currency, as the functional currency. while Dogness Overseas and Dogness Group use U.S Dollar as their functional currency.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net loss for the period.

The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the unaudited consolidated financial statements:

	For the Six Months Ended December 31, 2024	For the Six Months Ended December 31, 2023	As of June 30, 2024
Period End spot rate	$1= RMB 7.2993	$1= RMB 7.0999	$1= RMB 7.2672
Average rate	$1= RMB 7.1767	$1= RMB 7.2347	$1= RMB 7.2248

Comprehensive loss

Comprehensive income (loss) consists of two components, net loss and other comprehensive (loss. Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed upon by the parties.

F-11

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements

F-12

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2024	As of June 30, 2024

Accounts receivable from third-party customers	$3,417,301	$2,618,019
Less: allowance for credit losses	(118,868)	(348,678)
Total accounts receivable from third-party customers, net	3,298,433	2,269,341
Add: accounts receivable - related parties	311,713	582,182
Total accounts receivable, net	$3,610,146	$2,851,523

Allowance for credit losses amounted to $118,868 and $348,678 as of December 31, 2024 and June 30, 2024, respectively.

Approximately $2.2 million (RMB16.0 million) or 64.2% of the accounts receivable balance as of December 31, 2024 from third-party customers has been collected as of February 10, 2025.

The Company sold certain intelligent pet products to related party Dogness Network. The outstanding accounts receivable from this related party amounted to $311,713 as of December 31, 2024, of which $nil has been collected as of the date of this report (See Note 7).

Allowance for credit losses movement is as follows:

	For the Six Months Ended December 31,	As of June 30, 2024

Beginning balance	$348,678	$160,026
(Recovery)provision	(232,600)	275,923
Write off	-	(85,823)
Foreign currency translation adjustments	2,790	(1,448)
Ending balance	$118,868	$348,678

F-13

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of December 31, 2024	As of June 30, 2024

Raw materials	$76,570	$95,323
Work in process	852,106	1,049,001
Finished goods	2,680,866	2,356,973
Inventory, gross	3,609,542	3,501,297
Less: inventory allowance	(380,881)	(381,470)
Inventory, net	$3,228,661	$3,119,827

Inventory includes raw materials, work in progress and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

Inventory allowance movement is as follows:

	For the Six Months Ended December 31,	As of June 30, 2024

Beginning balance	$381,470	$381,765
Foreign currency translation adjustments	(589)	(295)
Ending balance	$380,881	$381,470

F-14

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 5 – BANK LOANS

	As of December 31, 2024	As of June 30, 2024

Dongguan Rural Commercial Bank (1)	$4,636,710	$4,969,454
Total	4,636,710	4,969,454
Less: current portion of short-term loans	(890,500)	(894,400)
Less: current portion of long-term loans	(900,936)	(759,339)
Long-term loans	$2,845,274	$3,315,715

(1)	On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of $6.9 million (RMB50 million) of loans to support the working capital needs and the construction of the Company’s factory projects. The loans have tenures varying between three and eight years. The loans bear variable interest rates based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus difference basis points. The Company pledged the land use right of approximately $1.7 million and buildings of approximately $4.5 million from Meijia as collateral to secure total loans facility of $4.1 million (RMB30 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans facility of $2.7 million (RMB20 million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantees for the loans. As of December 31, 2024, the outstanding balance was $4,636,710. The Company further repaid $299,199 (RMB2,183,935) subsequent to the period end.

Interest expenses for the above-mentioned loans amounted to $115,430 and $154,884 for the six months ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the Company had bank loans totaling approximately $4.6 million. The repayment schedule for the Company’s bank loans are as follows:

Twelve months ending December 31,	Repayment
2025	$1,791,436
2026	2,218,320
2027	412,591
2028	214,363
Total	$4,636,710

F-15

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Capital Investment Obligation

Zhangzhou Meijia Metal Product Ltd.

Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB60.0 million ($8.2 million). As of June 30, 2024, RMB48.5 million ($6.6 million) capital contribution has been made. During six months ended December 31, 2024, the Company made additional capital contribution RMB2.8 million ($0.4 million) in Meijia.

Subsequently to December 31, 2024, the Company further made additional capital contribution RMB1.7 million ($0.2 million) in Meijia. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining RMB7.1 million ($1.0 million) capital investment into Meijia before December 30, 2025 whenever the Company has available funds.

Capital Expenditure Commitment

Our capital expenditures are incurred primarily in connection with the Company to build new manufacturing and operating facilities, which have included warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. in prior years. The future minimum capital expenditure commitment on these projects was $239,533 as of December 31, 2024.

NOTE 7 – RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Silong Chen	Chief Executive Officer; Chairman of the Board of Directors
Junqiang Chen	Relative of Mr. Silong Chen
Linsun Smart Technology Co., Ltd (“Linsun”)	Equity investee -10% of the ownership
Dogness Network Technology Co., Ltd (“Dogness Network”)	Equity investee - 13% of the ownership
Dogness Technology Co., Ltd (“Dogness Technology”)	The legal representative is Junqiang Chen, the relative of Mr. Silong Chen (Junqiang Chen ceased to be the legal representative on December 31, 2023, and Dogness Technology ceased to be a related party as of such time)

F-16

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

(1) Due from Related Party

Due from related party consist of mainly rent receivables from the following:

	As of December 31, 2024	As of June 30, 2024

Linsun	$101,491	$97,037
Total	$101,491	$97,037

(2) Due to related parties

Due to related parties consist of the following:

	As of December 31, 2024	As of June 30, 2024

Mr. Silong Chen	$71,994	$512,499
Dogness Technology	-	5,504
Total	$71,994	$518,003

Mr. Silong Chen periodically provides working capital loans to support the Company’s operations when needed. Such advances are non-interest bearing and due on demand.

(3) Loan guarantee provided by related party

In connection with the Company’s bank borrowings, Mr. Silong Chen pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 5).

(4) Sales to related parties

Revenue from related parties consisted of the following:

	For the Six Months Ended December 31,
	2024	2023

Dogness Technology	$-	$48,555
Dogness Network	-	52,753
Total	$-	$101,308

Cost of revenue associated with the sales to these two related parties amounted to $nil and $82,835 for the six months ended December 31, 2024 and 2023, respectively.

F-17

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

(5) Accounts receivable from related party

Accounts receivable from related party consisted of the following:

	As of December 31, 2024	As of June 30, 2024

Dogness Network	$311,713	$582,182
Total	$311,713	$582,182

As of December 31, 2024, total accounts receivable from related parties amounted to $311,713, of which $nil has been collected as of the date of this report.

(6) Advance to supplier- related party

Advance to supplier from related party consisted of the following:

	As of December 31, 2024	As of June 30, 2024

Linsun	$-	$50,908
Total	$-	$50,908

(7) Account Payable- related party

Account payable from related party consisted of the following:

	As of December 31, 2024	As of June 30, 2024

Linsun	$12,913	$-
Total	$12,913	$-

(8) Purchase from related party

During the six months ended December 31, 2024 and 2023, the Company purchased certain pet product components and parts, such as smart pet water and food feeding devices, from Linsun. Total purchases from Linsun amounted to $204,032 and $224,001 in the six months ended December 31, 2024 and 2023, respectively.

F-18

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

(9) Lease arrangement with related parties

On January 2, 2020, Dongguan Jiasheng signed a lease agreement with Linsun, which enabled Linsun to lease part of Dongguan Jiasheng’s new production facilities of approximately 8,460 square meters for ten years. Annual lease payment from Linsun amounted to approximately $230,000 and is subject to 15% increase every three years. For the six months ended December 31, 2024 and 2023, the Company recorded rent income of $277,287 and $225,192, respectively, as other income through leasing the manufacturing facilities to Linsun.

On August 1, 2020, Dongguan Jiasheng signed a lease agreement with Dogness Technology, which enabled Dogness Technology to lease part of Dongguan Jiasheng’s new production facilities of approximately 50 square meters for ten years. Annual lease payment from Dogness Technology amounted to $1,700. For the year ended December 31, 2023, the Company recorded rent income of $762 as other income through leasing the manufacturing facilities to Dogness Technology. Dogness Technology ceased to be a related party as of December 31, 2023.

NOTE 8 – EQUITY

Common Shares

Dogness was established under the laws of BVI on July 11, 2016. The original authorized number of common shares was 15,000,000 shares with par value of $0.002 each. On April 26, 2017, Shareholders of the Company held a meeting (the “Meeting”) and approved the following resolutions: (i) increase the authorized number of common shares to 100,000,000 shares with par value of $0.002 each, of which 15,000,000 were issued and outstanding; and (ii) reclassify the currently issued and outstanding common shares into two classes, Class A common shares and Class B common shares, which have equal economic rights but unequal voting rights, pursuant to which Class A common shares receive one vote each and Class B common shares receive three votes each.

On October 22, 2022, Shareholders of the Company held a meeting and approved a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of $0.002 each being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of $0.002 each, being 90,931,000 Class A shares and 19,069,000 Class B shares.

On November 6, 2023, the Company announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares at the ratio of one-for-twenty and (ii) an amendment of the Company’s Memorandum and Articles of Association to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares with $0.002 par value per share to an unlimited number of authorized Class A common shares and Class B common shares, each without par value. On November 15, 2023, the Company paid cash to certain minor shareholders and cancelled 196 shares due to share consolidation reconciliation. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

F-19

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 8 – EQUITY (continued)

Equity Financing

July 2021 equity financing

On July 19, 2021, the Company closed a securities purchase agreement with certain institutional investors for the sale of 108,906 Class A common shares in a registered offering at the price of $36.4 per common share. After payment of expenses, the Company received approximately $3.5 million in net proceeds from the sale of the common shares.

Common Shares Issued for Service

On January 26, 2023, the Board adopted resolutions to grant total 75,000 Class A common shares to Mr. Silong Chen, the Chief Executive Officer of the Company as part of his annual salary, to be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023 and March 7, 2025, the Company issued 25,000 Class A common shares and 50,000 Class A common shares to Mr. Silong Chen as the first tranche of the salary shares. These shares were measured at $1,455,000 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period.

On January 26, 2023, the Board adopted resolutions to grant 7,500 Class A common shares to Dr. Yunhao Chen, the former Chief Financial Officer of the Company as part of the annual salary. These shares shall be issued equally on January 26, 2023, 2024 and 2025. On January 26, 2023, the Company issued 2,500 Class A common shares to Dr. Yunhao Chen as the first tranche of the salary shares. These shares were measured at $145,500 which was based on the value of the Company’s Class A common shares at the granted date and amortized over the service period. The unissued shares were forfeited due to the resignation of Dr. Yunhao Chen as the Company’s Chief Financial Officer on August 1, 2023.

As of December 31, 2024, the Company had an aggregate of 12,730,658 common shares outstanding, consisting of 3,661,658 Class A and 9,069,000 Class B common shares; respectively. As of June 30, 2024, the Company had an aggregate of 12,730,658 common shares outstanding, consisting of 3,661,658 Class A and 9,069,000 Class B common shares, respectively.

Warrants

In connection of July 2021 equity financing, the Company also issued warrants to purchase 8,712 common shares to the placement agent exercisable at $36.4 per share with expiration date on July 15, 2024. All warrants were expired on July 15, 2024.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. As of December 31, 2024, no warrants in connection with equity financings as mentioned above were outstanding.

Statutory Reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC regulations until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. No statutory reserves was allocated during the six months ended December 31, 2024 and 2023 in accordance with PRC regulations, respectively. The restricted amounts as determined by the PRC statutory laws both totaled was $291,443 as of December 31, 2024 and June 30, 2024, respectively.

F-20

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 9 –LOSS PER SHARE

For the six months ended December 31, 2024 and 2023, potential shares of common stock from the unexercised options and unexercised options are excluded from diluted net loss per share as such amounts are anti-dilutive.

The following table presents a reconciliation of basic and diluted net loss per share:

	For the Six Months Ended December 31,
	2024	2023

Loss attributable to the Company	$(1,815,843)	$(3,196,617)
Weighted average number of common shares outstanding – Basic	12,755,658	10,622,663
Dilutive securities -unexercised warrants and options	-	-
Weighted average number of common shares outstanding – diluted	12,755,658	10,622,663

Loss per share – Basic	$(0.14)	$(0.30)
Loss per share – Diluted	$(0.14)	$(0.30)

NOTE 10 – OPTIONS

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 75,000 to Mr. Silong Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The aggregate fair value of the options granted to Mr. Silong Chen was $941,813. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying Class A common shares of $19.4; risk free rate of 4.17%; expected term of 5 years; exercise price of the options of $20.0; volatility of 128.8% based upon the Company’s historical stock price; and expected future dividends of $nil. These options expire on January 26, 2028.

On January 26, 2023, the Board adopted resolutions to issue incentive stock options of total 7,500 to Dr. Yunhao Chen under the Company’s 2018 Stock Incentive Plan as part of compensations. These options shall be vested equally on January 26, 2023, 2024 and 2025 with exercise price of $20.0 per share.

The Company recorded share-based compensation expense of $399,470 for the six months ended December 31, 2024   and 2023.

The following table summarized the Company’s share option activity:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life in Years
Outstanding June 30, 2023	93,500	20.0	5.03
Exercisable, June 30, 2023	25,000	20.0	5.03
Granted	-
Forfeited	(18,500)	-	-
Exercised	-	-	-
Outstanding June 30, 2024	75,000	20.0	3.58
Exercisable, June 30, 2024	50,000	20.0	3.58
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2024	75,000	20.0	3.07
Exercisable, December 31, 2024	50,000	20.0	3.07

F-21

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 11 – SEGMENT

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs, process and manufactures fashionable and high-quality leashes, collars and harnesses to complement cats’ and dogs’ appearances, as well as intelligent pet products. The Company also provides dyeing services to external customers, as well as pet grooming service. The dyeing service is to utilize the existing production capacity and the pet grooming service is immaterial. Therefore, the Company concludes that essentially the Company’s products and services have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution, hence the Company has only one reporting segment.

Revenue by products and services category

The summary of total revenue by products and service categories consisted of the following

	For the Six Months Ended December 31,
Products and services category	2024	2023
Products
Traditional pet products	$4,660,824	$3,601,676
Intelligent pet products	4,546,642	2,234,220
Climbing hooks and others	2,878,245	761,742
Total revenue from product sales	12,085,711	6,597,638

Services:
Dyeing services	-	77,049
Total revenue from services	-	77,049
Total revenue	$12,085,711	$6,674,687

Revenue by geographic location

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the Six Months Ended December 31,
	2024	2023
Geographic location
Sales to international markets	$7,987,992	$4,540,047
Sales to China domestic market	4,097,719	2,134,640
Total	$12,085,711	$6,674,687

F-22

DOGNESS (INTERNATIONAL) CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in USD)

(Unaudited)

NOTE 12 – CONCENTRATIONS AND CREDIT RISK

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2024 and June 30, 2024, $177,694 and $28,794 of the Company’s cash and cash equivalents was on deposit at financial institutions in mainland China, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank

As of December 31, 2024, three third-party customers accounted for 23.3%, 20.2% and 15.1% of the Company’s total accounts receivable, respectively. As of June 30, 2024, one related party customer, Dogness Network, accounted for 18.2%, and one third party customer accounted for 25.4% of the Company’s total accounts receivable, respectively.

As of December 31, 2024, three third-party suppliers accounted for 21.5%, 18.7% and 12.0% of the Company’s total account payable. As of June 30, 2024, two third-party suppliers accounted for 17.3 and 12.8% of the Company’s total account payable.

For the six months ended December 31, 2024 and 2023, export sales accounted for 66.1% and 68.0% of the Company’s total revenue, respectively. For the six months ended December 31, 2024, four customers accounted for 26.4%, 13.3% ,12.8% and 11.1% of the Company’s total revenue, respectively. For the six months ended December 31, 2023, four customers accounted for 19.9%, 16.3%, 6.1% and 5.0% of the Company’s total revenue, respectively.

For the six months ended December 31, 2024, one third party supplier accounted for 41.3% of the Company’s total raw materials purchases. For the six months ended December 31, 2023, one third-party supplier accounted for 55.3% of the Company’s total raw materials purchases.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the unaudited consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the unaudited consolidated financial statements or disclosure in the notes to the unaudited consolidated financial statements.

F-23